Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2018 Q4/full-year results and 2019 guidance on February 13, 2019

Company also provides 2019 quarterly reporting dates

Toronto, Ontario, January 9, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its fourth quarter and 2018 full-year financial statements and operating results on Wednesday, February 13, 2019, after market close. The Company will also provide its full-year 2019 guidance, mineral reserve and mineral resource statement as of December 31, 2018, and an exploration update. Kinross will hold a conference call and audio webcast on Thursday, February 14, 2019 at 8 a.m. ET to present the results, followed by a question-and-answer session.

Kinross' quarterly reporting schedule for the remainder of 2019 will be as follows:

•	Q1 2019 – Tuesday, May 7, 2019; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 8, 2019 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 8, 2019; the meeting will be held at 10 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada.

•	Q2 2019 – Wednesday, July 31, 2019; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, August 1, 2019 at 8 a.m. ET.

•	Q3 2019 – Wednesday, November 6, 2019; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 7, 2019 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 1 Kinross to announce 2018 Q4/full-year results and 2019 guidance on February 13, 2019	www.kinross.com